UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 8, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EZchip Semiconductor Ltd.

File No. 0-20860 - CF#29531

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EZchip Semiconductor Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 21, 2013.

Based on representations by EZchip Semiconductor Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.14	through	March 31, 2023
Exhibit 4.15	through	March 31, 2023
Exhibit 4.16	through	March 31, 2023
Exhibit 4.17	through	March 31, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary